Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction

Karman Parent LLC	Delaware

Karman Holdings LLC (f/k/a Spaceco Holdings LLC)	Delaware

AMRO Fabricating Corporation	California

American Automated Engineering, Inc.	California

Systima Technologies, Inc.	Delaware

Aerospace Engineering, LLC	Delaware

Wolcott Design Services LLC (d/b/a/ Rapid Machining Solutions)	Oregon